UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	333-175075

J.CREW GROUP, INC.

(Exact name of registrant as specified in its charter)

See Schedule A for additional registrants

770 Broadway New York, NY 10003 (212) 209-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.125% Senior Notes due 2019*

Guarantees of 8.125% Senior Notes due 2019**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: Less than 300

*	J.Crew Group, Inc. is the registrant in respect of the 8.125% Senior Notes due 2019.
**	Each of the additional registrants is a registrant in respect of the Guarantees of the 8.125% Senior Notes due 2019.

SCHEDULE A —ADDITIONAL REGISTRANT GUARANTORS

Exact name of registrant as specified in its charter	Commission File Number
J. Crew Operating Corp.	333-175075-07
J. Crew Inc.	333-175075-06
Grace Holmes, Inc.	333-175075-05
H. F. D. No. 55, Inc.	333-175075-04
J. Crew Virginia, Inc.	333-175075-03
Madewell Inc.	333-175075-02
J. Crew International, Inc.	333-175075-01

The address, including zip code, and telephone number, including area code, of each additional registrant’s principal executive offices is: c/o J.Crew Group, Inc. 770 Broadway, New York, New York 10003, (212) 209-2500.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2012

J.CREW GROUP, INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

J. CREW OPERATING CORP.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

J. CREW INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

GRACE HOLMES, INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

H. F. D. NO. 55, INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

J. CREW VIRGINIA, INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

MADEWELL INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary

J. CREW INTERNATIONAL, INC.

By:	/s/ Jennifer O’Connor
Name:	Jennifer O’Connor
Title:	Senior Vice President, General Counsel and Secretary